ALL AMERICAN GUNSLINGERS, INC.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

[X]   Form C: Offering Statement
[ ]   Form C-U: Progress Update
[ ]   Form C/A: Amendment to offering Statement
        [ ] Check box if Amendment is material and investors must reconfirm within 5 business days
[ ]   Form C-AR: Annual Report
[ ]   Form C-AR/A: Amendment to Annual Report
[ ]   Form C-TR: Termination of Reporting

Name of Issuer
All American Gunslingers, Inc.

Legal status of Issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Florida

      Date of organization
      April 27, 2023

Physical address of Issuer
4321 US 19, New Port Richey, FL 34652

Website of Issuer
aagunslingers.com

Name of the Intermediary through which the offering will be conducted
Folla Capital, LLC ("Folla" or the "Intermediary")

CIK number of Intermediary
0001786669

SEC file number of Intermediary
008-70399

CRD number, if applicable, or Intermediary
305140

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of filing, for conducting the offering, including the amount of referral fees associated with the offering
The Intermediary will receive monthly advisory service fees and a commission equal to six percent (6%) of the amount raised in the Offering.

Any other direct or indirect interest in the Issuer held by the Intermediary or any other arrangement for the Intermediary to acquire such an interest
None

Name of qualified third-party "Escrow Facilitator" which the offering will utilize
North Capital Private Securities Corporation

Type of security offered
Patriot Revenue Share Interests

Minimum number of securities to be offered
40

Price (or method for determining price)
$500

Minimum Offering Amount
$20,000

Oversubscriptions accepted
[X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated:
[ ] Pro-rata basis [X] First-come, first-served basis [ ] Other:

Maximum Offering Amount (if different from Minimum Offering Amount)
$1,235,000

Deadline to reach the Minimum Offering Amount (Offering Deadline)
February 28, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and committed funds will be returned.

Current number of employees:
4

	Most recent fiscal year-end (2023)
Total Assets	$47,009
Cash & Cash Equivalents	$23,572
Accounts Receivable	$0
Short-term Debt	$15,808
Long-term Debt	$0
Net Income	($28,461)
Taxes Paid	$0

The jurisdictions in which the Issuer intends to offer the Securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

OFFERING STATEMENT

All American Gunslingers, Inc.



offering of a
Minimum of 40 Patriot Revenue Share Interests ($20,000)
up to a
Maximum of 2,470 Patriot Revenue Share Interests ($1,235,000)

Address for Notices and Inquiries:
All American Gunslingers, Inc.

Joseph Bitz
4321 US 19
New Port Richey, FL 34652
727-264-6474
joe@aagunslingers.com

OFFERING STATEMENT
All American Gunslingers, Inc.
offering of a
Minimum Offering Amount of 40 Patriot Revenue Share Interests ($20,000)
up to a
Maximum Offering Amount of 2,470 Patriot Revenue Share Interests ($1,235,000)

	Offering Price	Commissions	Proceeds to Company
Per RSA Interest	$500	$30	$470
Minimum Offering Amount	$20,000	$1,200	$18,800
Maximum Offering Amount	$1,235,000	$74,100	$1,160,900

Offering Price

We, All American Gunslingers, Inc. ("All-American Gunslingers ", the "Company," "we" or "our"), are offering Patriot Revenue Share Interests ("Interests "or "Patriot Revenue Share Interests") at a price of $500 per Interest (the "Offering"). We are offering a minimum of 40 Interests (the "Minimum Offering Amount") and up to a maximum of 2,470 Interests (the "Maximum Offering Amount"). The minimum investment that you may make is $500. Instructions to subscribe to this Offering and make payment are on the Funding Portal at www.follacapital.com and below in Section 11.(b).

Commissions

We are offering the Interests to prospective investors through an Intermediary, Folla Capital, LLC (the "Intermediary"), a Securities and Exchange Commission ("SEC") registered Broker-Dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will host our Offering on its website www.follacapital.com and each subdomain thereof, which we refer to as the Funding Portal. We are required to pay a commission to the Intermediary equal to 6% of gross monies raised in the Offering. In addition to the commission payable to the Intermediary, we will incur Offering costs. The Offering costs are payable to the Intermediary through monthly advisory fees.

Proceeds to Company

No assurance can be given that all or any portion of the securities offered in this Offering will be sold. We will not be entitled to use the funds from the Interests unless and until we sell the Minimum Offering Amount and satisfy all the conditions of the closing. Until then, your funds will be held in an escrow account established by the Intermediary with North Capital Private Securities ("Escrow Account") in compliance with applicable securities laws. This Offering may be closed at any time after reaching the Minimum Offering Amount, in one or more closings, and on or before February 28, 2025. If we do not raise the Minimum Offering Amount by February 28, 2025, then we will return all funds received in the escrow account to investors without interest.

This Offering Statement is furnished solely to prospective investors through the Intermediary available at www.follacapital.com and each subdomain thereof.

The date of this Offering is April 5, 2024.

GENERAL OFFERING INFORMATION

All American Gunslingers, Inc. operates in the firearms sales, training, and range operations industry. We are offering the Interests at a price of $500 per interest. An investor may invest more than the minimum at increments of $100. We are offering the Interests as a crowdfunding investment in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended ("Securities Act") under Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE US SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE US SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

AN ISSUER FILING THIS FORM FOR AN OFFERING IN RELIANCE ON SECTION 4(A)(6) OF THE SECURITIES ACT AND PURSUANT TO REGULATION CROWDFUNDING (§227.100 ET SEQ.) MUST DISCLOSE IN THE OFFERING STATEMENT THAT IT WILL FILE A REPORT WITH THE COMMISSION ANNUALLY AND POST THE REPORT ON ITS WEBSITE, NO LATER THAN 120 DAYS AFTER THE END OF EACH FISCAL YEAR COVERED BY THE REPORT. THE ISSUER MUST ALSO DISCLOSE HOW AN ISSUER MAY TERMINATE ITS REPORTING OBLIGATIONS IN THE FUTURE IN ACCORDANCE WITH RULE 202(B) OF REGULATION CROWDFUNDING (§227.202(B)).

The Interests may not be transferred by any investor during the one-year period beginning when the Interests are issued unless the Interests are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. In addition, there is no ready market for the sale of the Interests, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Interests.

Certain information outlined in this business plan contains "forward-looking information." Except for statements of historical fact, the information contained herein constitutes forward-looking statements. These statements are not guarantees of future performance, and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

TERM SHEET

Company	All American Gunslingers, Inc. is a Corporation organized on April 27,2023, under the laws of Florida and was formed to operate firearms sales, training, and range operations industry.
Use of Proceeds	The Company seeks financing through the sale of Patriot Revenue Share Interests (as described below under Securities Offered) to expand its current operations and scale its operation as detailed in the above-mentioned business plan.
Securities Offered	Patriot Revenue Share Interests for $500 per interest. Additional investment can be made in increments of $100.
Minimum Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The Minimum Offering Amount is 40 Interests or $20,000. We will accept oversubscriptions in excess of the Maximum Offering Amount on a first-come, first-served basis. The Maximum Offering Amount is 2,470 Interests or $1,235,000.
Minimum Offering Amount; No other funds may be Raised	The initial purchasers of our Interests in this Offering risk that we will not raise sufficient funds to sustain the growth of our Company. Once we raise the Minimum Offering Amount, we intend to accept subscriptions as they are received. Thus, investors who purchase securities before the Offering is fully subscribed will bear the risk of whether additional investors will be able to complete the Offering or if our Company could raise funds in another manner. Even if we raise the Maximum Offering Amount, we might need to raise additional capital in the future. Our officers and directors may invest in this Offering, and any funds they invest will be counted toward the achievement of the Minimum Offering Amount.
Voting and Control	Holders of Patriot Revenue Share Interests will not have any voting power.
Management	The business and affairs of the Company are managed by, and all corporate powers are exercised by or under the direction of our owners. The current owners are Joseph Bitz, Raymond Kraus, Cody Klein, and Sarek Goldsmith.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering securities in reliance on the exemption from registration requirements of the Securities Act, under Section 4(a)(6) thereof and the regulations promulgated with respect to such section. Where the purchaser is not an accredited investor (as defined in Rule 501), the aggregate amount of securities sold to such an investor across all issuers in reliance on Section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such Investor in such transaction, shall not exceed: (i) The greater of $2,500, or 5 percent of the greater of the Investor's annual income or net worth, if either the Investor's annual income or net worth is less than $124,000; or (ii) Ten percent of the greater of the Investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the Investor's annual income and net worth are equal to or more than $124,000

	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in the Offering, shall not exceed $1,235,000.
Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one-year period from when the securities were first issued unless such securities are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. <u>Name of Issuer:</u> All American Gunslingers, Inc.

ELIGIBILITY

2. [X] <u>Check this box to certify that all of the following statements are true for the Issuer:</u>

- Organized under and subject to the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer format).
- Has filed with the commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such shorter period that the Issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the Issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

[ ] Yes [X] No

If yes, explain:

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any person occupying a similar status or performing a similar function) of the Issuer:

The Company has one Director - Joseph Bitz.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any person occupying a similar status or performing a similar function) of the Issuer:

The current officers of the Company are Joseph Bitz, Raymond Kraus, Cody Klein, and Sarek Goldsmith.

Joseph Bitz, President
Dates of Service: September 2018 - Present
Joe promptly joined the United States Marine Corps after graduating in 1996 and proudly served till 2006 where he was medically retired for severe injuries. He served with 3rd Battalion 2nd Marines, weapons and Field training battalion (Parris Island) and 3rd Battalion 8th Marine India Company where he was injured by an I.E.D blast while deployed to Al Karma, Iraq. His passion is to assist military and veterans alike and helping them adjust to the area, and to provide support for their families.

Joseph Bitz's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employers Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities**: Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: United States Postal Service
- **Employers Principal Business**: Mail delivery
- **Title**: Carrier and Trainer
- **Dates of Service**: September 2007 - Present
- **Responsibilities**: Deliver mail, train new carriers

Raymond Kraus, Vice-President
Dates of Service: April 27, 2023 - Present

Raymond joined the United States Marine Corps in 2013 and was medically discharged under honorable conditions in late 2014. During his time as a Marine, he was able to work in the armory with firearms and learned the fundamentals of how firearms worked, which helped him transition into the firearms industry. Once he was discharged, he worked at a gun range as a Range Safety Officer and sales associate. From there, he attended Colorado School of Trades, where he received his degree in gunsmithing. He specializes in AR jobs, refurbishment, woodworking, and general repairs. After he received his Gunsmithing degree, he moved to Florida to open his own firearms center.

Raymond Kraus' Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employers Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Tire Kingdom
- **Employers Principal Business**: Passenger vehicle service
- **Title**: General service technician
- **Dates of Service**: September 2018 – Present
- **Responsibilities:** Oil changes, tire change, inspections

Cody Klein, Secretary
Dates of Service: April 27, 2023 - Present
Cody was born and raised in Colorado and attended the Colorado School of Trades for Gunsmithing. While in school, he worked at several gun stores, learning the paperwork involved and how to keep a store ATF-compliant. After graduating at the top of his class, he started working at a local gunsmith shop, where he advanced and tuned his skills over the last few years. His specialties include double-barrel shotguns, revolvers, and woodwork. He has evolved into an expert in ATF compliance, navigating complex rulings, turning them into plain English, and utilizing unique procedures and techniques to ensure our effort to maintain compliance is showcased.

Cody Klein's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Centennial Gun Club
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Gunsmith
- **Dates of Service**: March 2021 – June 2023
- **Responsibilities:** Repair firearms, maintain customer relations, and ensure compliance

Sarek Goldsmith, Treasurer
Dates of Service: April 27, 2023 - Present
Sarek's background is in sales, with seven years of experience selling services and parts for customers as a service writer and manager. He has always tended to tinker with things and try to figure out how they work, which has fueled his passion for cars and guns. He was born and raised in Pasco County and knows the area well. Sarek is also actively pursuing a degree in business management.

Sarek Goldsmith's Business Experience for the Last Three Years

- **Employer**: All-American Gunslingers
- **Employer's Principal Business**: Gun store and firing range facility
- **Title**: Owner
- **Dates of Service**: April 2023 – Present
- **Responsibilities:** Develop and implement overall strategies, product development, business development, and operations of the Company

- **Employer**: Tire Kingdom
- **Employer's Principal Business**: Passenger vehicle service
- **Title**: Service Manager
- **Dates of Service**: June 2018 – May 2023
- **Responsibilities:** Sell service, book appointments, manage back-shop employees, and service vehicles

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to offering
Joseph Bitz	26 Shares	26%
Raymond Kraus	26 Shares	26%
Cody Klein	24 Shares	24%
Sarek Goldsmith	24 Shares	24%

The above information is provided as of a date that is no more than 120 days prior to the date of filing of this Offering Statement.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the Issuer and the anticipated business plan of the Issuer.

Executive Summary

Participation in shooting sports has reached unprecedented levels, surpassing traditional sports like tennis, soccer, and baseball[1]. The economic impact of hunting and target shooting soared to a record $110 billion in 2016[2], with retail sales alone surpassing significant brands like Coca-Cola, Disney, and Federal Express[3].

While firearm retail sales experienced a brief decline in 2017 and 2018, 2019 witnessed a strong resurgence, and 2020 set new records for sales[4]. The current political and global climate has created a perfect storm for shooting sports, resulting in record revenue for ranges.

Key indicators, such as National Instant Criminal Background Check System (NCIS) checks, reveal a significant increase in firearm purchases, with 8.4 million first-time buyers in 2020, representing 40% of all purchases. This trend continued in 2021, marking the second-best year for gun sales[5].

This seismic shift in shooting sports has transformed the gun-owning community, presenting a stable industry with double-digit growth over the past 15 years[6]. The demand for modern ranges and firearm classes is at an all-time high, driven by a surge in new shooters, particularly women and millennials. Recognizing the gap in modern shooting facilities in the New Port Richey area, Raymond Kraus, Joe Bitz, Cody Klein, Sarek Goldsmith, and their team are introducing the "Guntry Club." Through the lease and revitalization of the former "Florida Firearms Academy & Indoor Gun Range," All-American Gunslingers offers an 8,816 square foot firearm and shooting sports retail facility.

The facility includes 14 indoor shooting lanes at 25 yards each, a shooting sports retail area, a gunsmithing service space, a classroom for training courses, private lessons, and a range of membership options. The team is committed to providing the "All-American Gunslingers Experience" through a safe and friendly staff. This venture capitalizes on the unique opportunity presented by the growing market and the inadequacy of existing ranges to meet the needs of the expanding community of shooters in the area.

Vision Statement

All-American Gunslingers aims to be Florida's foremost firearms recreational facility and member club, setting the standard for excellence in firearms education and safety. Our state-of-the-art ranges, classrooms, and retail spaces prioritize cleanliness and safety. Our knowledgeable and welcoming staff consistently provide world-class customer service, ensuring our members find comfort, enjoyment, and exceptional value and become our best advocates.

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[1] Outdoor Industry Association's Outdoor Participation Report, 2017. https://outdoorindustry. org/wp-content/uploads/2017/05/2017-Outdoor-Recreation-Participation-Report_FINAL.pdf

[2] "The economic impact of "hunting & target shooting" hit a record $110,000,000,000 in 2016": National Shooting Sports Foundation, Industry Reference Guide 2020 (March upd), p.167

[3] "...hunting & target shooting industry alone accounting for $48,000,000,000": National Shooting Sports Foundation, Industry Reference Guide 2020 (March upd), p.166

[4] "2020 has produced the *highest sales months* on record": "U.S. gun sales surge to record high in 2020", 03 November 2020, by Kate Gibson, https://www.cbsnews.com/news/gun-sales-record-high-2020/

[5] "2021 was the second-best year on record for gun sales." "over 18.5 million Americans chose lawfully purchase a firearm in 2021…": The Reload "18.5 Million Guns Sold in 2021", 04 January 2022 https://thereload.com/18-5-million-guns-sold-in-2021/

[6] "...the industry has proven stable, with double digit growth over the last 15 years": National Shooting Sports Foundation "2018 Shooting Sports Industry Financial Benchmarking Report for Firearms Retailers," Prepared by: Industry Insights, Inc., Columbus, Ohio.

Mission Statement

All-American Gunslingers is dedicated to creating a clean, safe, and enjoyable environment for both women and men to engage in recreational shooting. Our mission includes enhancing their knowledge, familiarity, and comfort with firearms through classroom education and hands-on instruction. We aspire to be a leading firearms retailer, cementing our position as the recognized authority in firearms education and safety throughout Florida.

Statement of Purpose

All-American Gunslingers serves as a catalyst for change in Florida's shooting sports and firearms ownership landscape. By attracting diverse participants, we aim to improve the visibility and acceptance of these activities. Our unique facility combines a premier firearms retail sales outlet with the area's top indoor commercial shooting range. As the leading range in Florida, we prioritize safety through technological safeguards and comprehensive staff training, ensuring a consistently safe and comfortable experience for our guests, customers, and members.

Market Analysis

The US recreational shooting industry has experienced substantial growth over the past decade, with projections indicating continued expansion. In Florida, the National Shooting Sports Foundation's (NSSF) 2020 Industry Report highlights a rising trend in hunting license acquisition, with 189,038 residents obtaining licenses in 2017. Notably, Paid Hunting licenses in Florida grew by 6.4% in 2017 compared to the 20-year average, while Non-resident license holders increased by 221% in the last two decades.

Florida recorded over 1.1 million NCIS Checks in 2019, ranking in the top 6 of all states. The 2020 NSSF report estimates that more than 1.6 million Florida residents engage in hunting and target shooting, revealing a significant market. Also, the NCIS checks for 2020 reached a "record-shattering" total of 21 million[7] , significantly up from the previous record of 15.7 million background checks in 2016. In this report, the NSSF also estimates that "8.4 million people bought a firearm for the first time in 2020", adding, "That's 40 percent of all purchases." Importantly, this trend continued throughout 2021, which was "the second-best year on record for gun sales," with "over 18.5 million Americans" choosing to purchase a firearm.   However, the state currently has only 2,158 firearm retailers and 78 indoor shooting ranges, indicating a substantial gap in facilities.

Florida's 1,809,700 active concealed carry permit holders, constituting 10.6% of the state's population, are seeking safe and specialized facilities for training and practice. This demand underscores the opportunity for new range/retail facilities and service offerings.

According to a recent NSSF report, Florida consumers spent approximately $1.38 billion annually in 2016 on hunting and target shooting activities, with $931 million allocated to retail sales on target shooting alone. The NSSF also estimates that 1,665,000 Florida residents spend over 22 million days annually on target shooting, emphasizing the high frequency of participation.

Demographic shifts are shaping the industry, with women representing over 30% of the target shooter market and 40% of new gun buyers. Additionally, the 25-to-34-year-old age demographic is now the second-largest in shooting sports.

---

[7] "As recently reported by the NSSF, NCIS background checks for 2020 is a "record shattering" total of 21 million": "Taking Stock of Record-Setting 2020 Firearm Year" 7 January 2021, https://www.nssf.org/taking-stock-of-record-setting-2020-firearm-year/

For the New Port Richey area, the 20-mile and 30-mile radius areas encompass 899,127 and 1,153,844 residents aged 18 and over, respectively. The average household income for the 20-mile radius is estimated at $93,587. The NSSF's Customized Market Report indicates 85,340 potential target shooters in the 20-mile radius and 180,994 in the 30-mile radius.

Furthermore, the area's numerous Police and Sheriff Departments, with thousands of employees, present an additional market segment seeking ongoing shooting target training and qualification tests, often purchasing individual memberships at local ranges.

Competition Snapshot

Within a 30-mile radius, seven indoor shooting ranges pose competition:
Bill Jackson, Inc:
Location: 9501 US Highway North, Pinellas Park, FL.
Facilities: Established in the 1950s, offering six indoor shooting lanes.
Services: Weekly training classes at $125/person.

Firing Line Gun Range and Cartridge Company:
Location: 6123 Ridge Road, Port Richey, FL (5 miles away).
Facilities: Indoor shooting lanes at 25 yards.
Services: Pistol and rifle lane rentals, training courses ($75-100/class), USCCA Training Memberships ($299-499/year).

Shoot Straight Tampa:
Location: 3909 North Highway 301, Tampa, FL.
Facilities: Part of a chain with nine locations, offering gun rentals, gunsmithing, and training classes.
Memberships: Monthly and Annual options for Individuals and Families ($300-360/year).

Shooters World Tampa, LLC:
Location: 612116 East Fletcher, Tampa, FL.
Facilities: 62,000 sq ft of retail space, 34 shooting lanes (pistol and rifle).
Services: Varied pricing for lane rentals, gun rentals, and memberships ($349 to $3,249/year).

Shooting Sports Inc:
Location: 7811 North Dale Mabry Highway, Tampa, FL (10 miles away).
Facilities: 17 lanes at 20-50 yards.
Services: Firearm rentals, training courses ($60-85/class), memberships ($140-900/year).Reload, LLC:
Location: 40050 US Highway 19 N, Tarpon Springs, FL (12 miles away).
Facilities: 45 indoor shooting lanes in five bays, including a V-300 Virtual Training Simulator.
Memberships: Silver, Gold, and Platinum options for individuals and families ($300-$550/year).

Indoor Shooting Company:
Location: 9402 East Fowler Ave, Thonotosassa, FL (26 miles away).
Facilities: Six indoor lanes at 10 meters each and a live fire simulator.
Services: Lane rentals, VIP lanes, training classes ($25-75/class).

In addition to these ranges, retail-only firearm outlets like REI, Dick's Sporting Goods, and Academy Sports + Outdoors exist. However, they lack the "try it before you buy it" experience and the comprehensive amenities provided by All-American Gunslingers.

All-American Gunslingers Concept

Our success lies in a diversified approach, offering multiple complementary business lines to generate year-round revenue and withstand industry fluctuations, recessions, and political shifts. All-American Gunslingers is committed to providing a safe and welcoming environment for both new and experienced shooters, becoming the go-to destination for training, education, retail, social events, and competitions. From seasoned marksmen to those seeking a day of fun with friends and family, we create a no-pressure atmosphere across our retail, range, classroom, and training facilities, as well as events space, and unique retail offerings. Our focus on gun safety, education, and responsible gun ownership ensures a complete experience for all skill levels, making us a true shooting sports destination.



Figure 1: Facility layout

The Location

Situated at 4321 US-19, New Port Richey, FL 34652, the former Florida Firearms Academy spans 8,816 square feet, encompassing leased space, range equipment, tenant improvements, utilities, and ample parking. Located along Highway 19, the property enjoys proximity to commercial development to the north, south, and east. With easy access to communities via Hwy 19, it caters to a broad audience of daily commuters. Surrounded by commercial and residential developments, the location is ideal for a shooting sports retailer and training facility. Its adjacency to attractions, hotels, and restaurants further supports both local and out-of-town visitors.

Range/Rentals

Our range stands out as a major revenue driver, appealing to regular shooters and attracting new business through various promotions and events. These include league and competition shoots, "women-only" and "date night" events, birthday parties, corporate events, Law Enforcement/First Responder/Teacher sessions, and Reactive Target Shoots.

Our aesthetically pleasing and functional ranges boast 14 lanes at 25 yards each. Equipped with target retrievers operated via a user-friendly computer interface, shooters can precisely control target distances. Maintaining a constant temperature of 71 degrees year-round and implementing lead filtration ensures a comfortable and safe environment.



ALL AMERICAN GUNSLINGERS
New Port Richey
Elfers
Holiday
Beacon Square
Seven Springs
Trinity
Walgreens
Tires Plus
Value Pawn & Jewelry
Cracker Barrel Old Country Store
Sun Toyota
Walmart Supercenter
Target
The Home Depot

Figure 2: Location



Figure 3: Firing range

With our range lanes accessible to the public 70 hours per week, we anticipate a 35% occupancy rate for members and non-members in January and February, peaking at 40% in December. Non-members pay $22/hour per lane, with an additional guest fee of $18 on the same lane. Projected weekly recycling includes 613 lbs. of brass at $1.00/lb and 70 lbs. of lead at $0.25/lb.

Shooting sports offer numerous competition and league shoots in line with established sports tournaments. All-American Gunslingers aims to host NRA-sanctioned events, tapping into the over 11,000 tournaments and 50+ national championships organized annually. Additionally, we plan to collaborate with "AG & AG" (A Girl and A Gun), a niche Shooting League catering to the female demographic.

Gun rentals, complementing the range, will be offered by firearm or caliber at $10 per hour for semi-automatic pistol calibers and $15 per hour for long firearms.

The NSSF Customized Market Report commissioned by All-American Gunslingers indicates a potential pool of 39,600 handgun target shooters in the 20-mile radius, with a conservative estimate of 2.5% (990 people) becoming members by the end of Year Two.

Memberships

Our primary revenue stream at All-American Gunslingers is our membership program, designed to be inclusive and attractive to our diverse target market. Pre-grand opening members enjoy locked-in annual dues and exclusive access to soft openings to incentivize early sign-ups. The membership options are as follows:

Standard Individual Monthly
 - Initiation Fee: $60
 - Monthly Dues: $30

Standard Family Monthly
 - Initiation Fee: $200
 - Monthly Dues: $100

Gunslinger Individual Monthly
 - Initiation Fee: $100
 - Monthly Dues: $50

Gunslinger Family Monthly
 - Initiation Fee: $340
 - Monthly Dues: $170Range/Rentals

Membership Benefits

Standard Individual Membership:
 - 100% off Shooting fees
 - Reserve a lane up to 24 hours in advance

Gunslinger Individual Membership
 - 100% off Shooting fees
 - 5% off ammunition
 - $5 off FFL Transfers
 - 20% off Training Courses (excludes guest trainers)
 - Four (4) free guest passes per year
 - Reserve a lane up to one week in advance

Standard Family Membership
 - Up to one head of household, spouse, and two children
 - Additional children can be added for $45/month

- Same benefits as standard individual membership

Gunslinger Family Membership
  - Up to one head of household, spouse, and two children
  - Additional children can be added for $150/month
  - Same benefits as gunslinger individual membership

Membership pricing aligns with successful ranges nationwide, ranging from $350/year (plus initiation fees) for basic memberships to $2,400/year (plus initiation fees) for exclusive VIP offerings. Notable examples include Scottsdale Gun Club, Frisco Gun Club, Colonial Shooting Academy, The Alamo, and The Range at Austin.

Retail

All-American Gunslingers offers a unique retail experience featuring handguns, long guns, ammunition, accessories, and branded apparel, setting us apart from competitors. Our retail space prioritizes customer comfort, allowing guests to safely handle firearms displayed on tables similar to an Apple Store, removing the intimidation factor associated with traditional sales interactions.

Distinguishing ourselves from big box stores like Dick's and Bass Pro, we introduce the Gun Fitting Program, providing a personalized, anxiety-free firearm selection process. With a remarkable 90% conversion rate at other "guntry clubs," this program includes a 30-minute consultation, hands-on review of 4 to 5 firearms, and an opportunity to shoot five rounds in a private bay. The fitting fee is deducted from the firearm purchase if made on the same day, fostering customer confidence and control.

The 750-square-foot retail space, stocked with an initial inventory of $150,000, is expected to turn over 3.3 times annually. Handgun sales contribute 24% of total sales with a 20% average margin, while ammunition sales make up 45% of total sales with a 30% average margin. The All-American Gunslingers brand is a strong selling point, featuring branded apparel with a 40% margin, which is also integrated into memberships, contests, and promotions for added value.

By offering in-house services, including discounts on classes and social shoots, we enhance the overall customer experience, reinforcing our commitment to exceptional service that consumers are willing to pay more for.

Training/Instruction

All-American Gunslingers employs skilled and experienced trainers, utilizing next-generation technology to set the standard for comprehensive firearm training. Our IT-equipped classroom offers a unique learning experience, catering to various skill levels and needs, from beginner to advanced. Classes range from $75 to $399 per student, conducted in small groups or one-on-one, including members-only, ladies-only, and social shooting events.

We anticipate conducting at least two classes weekly, with an average occupancy of 8 people per class at $100 each, generating $1,600 weekly revenue. Private lessons, expected at three per week at $75 per hour, contribute to additional income. Instructors, all NRA certified, are employees with wages included in monthly payroll expenses.

Classes include Basic Firearm Safety, New Shooter, Concealed Carry, Advanced Pistol and Long Gun Courses, Threat Focused Shooter, and more, scheduled during weekdays and weekends.

Contracts and Events

Our classrooms also serve as event spaces and meeting rooms, exposing individuals to our unique facilities and generating additional revenue through group contracts for regular use of our ranges. By providing centrally located, well-equipped meeting spaces, we aim to attract a diverse range of individuals who may not initially be shooting enthusiasts but may become regular patrons.

Gunsmith Services

All-American Gunslingers offers in-house gunsmith services, providing firearm repairs, cleaning, manufacturing, and custom modifications that comply with federal and state regulations. Skilled and experienced gunsmiths offer added convenience for customers seeking to modify or repair their firearms. Regular events, open to members and the public, include holiday-themed shoots, Ladies' Nights, Date Nights, charity events, Happy Hour Shooting Specials, Senior Shoots, local shooting club gatherings, law enforcement sessions, Youth Hunter Education Challenge, NRA Day, First Shots, and Women-Only Shooting Events. These events contribute to a vibrant and engaging community atmosphere.

Marketing Strategy

The experienced team, blending business and firearms expertise, will implement a monthly marketing budget of approximately $2,500. The focus will be on diverse customer touchpoints, utilizing internet advertising, a user-friendly and regularly updated website, email marketing, and engagement with firearm forums. Face-to-face corporate meetings, concierge recommendations, and partnerships with event planners will expand the reach.

Additionally, the strategy involves participation in local communities through Chamber of Commerce membership, involvement in NSSF and NRA Range events, development of Youth and Team League Challenges, and tactical shooting competitions. Social media platforms such as Facebook, Twitter, and Instagram, along with targeted campaigns, amplifies the online presence. A pre-opening campaign drives discounted membership sales, building anticipation before the grand opening.

Website & Social Media

The website, a vital information portal for members and the community, features engaging systems for customer interaction, e-commerce offerings, and activity tracking. Social media campaigns, including email blasts, will commence before the grand opening, updating the community on construction progress and promoting pre-opening membership discounts.

Private & Grand Opening Events

Upon completion, a private opening by invitation will allow guests to assess the facilities, use rental guns, purchase inventory, sign up for classes, and buy memberships. Any issues identified will be addressed before the public grand opening. The grand opening will be heavily promoted through television, radio, reader boards, email, flyers, and social media, establishing All-American Gunslingers as the region's premier gun and shooting range.

Community Involvement

Community involvement will drive personal referrals, with targeted marketing to groups hosting leadership training, corporate events, and fundraisers. This approach aligns with the Company's commitment to giving back to the community and serves as an employee incentive.

Other Marketing Opportunities

Numerous marketing opportunities, leveraging co-op funds and vendor incentives, include monthly manufacturer weekend events, co-op giveaways, direct mail pieces, radio and digital billboards, magazine/print ads and articles, newsletters, and website videos. These initiatives aim to establish All-American Gunslingers as a recognized and sought-after destination in the market.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the Issuer speculative or risky:

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occur, our business, financial condition, or results of operations may suffer. As a result, you could lose part or all of your investment.

"Best-Efforts" offering and "Rolling Closings"
The offering of these securities is on a "best-efforts" basis. The Company intends to raise a minimum amount of $20,000 and a maximum amount of $1,235,000 by February 28, 2025. If we reach our Minimum Offering Amount before February 28, 2025, we may request that the escrow facilitator disburse funds to us. At that point, investors whose Patriot Revenue Share Interests Subscription Agreements (the "Subscription Agreements") have been accepted will all become investors in the Company. We will then continue to raise funds until the Maximum Offering Amount has been reached or we decide to close the Offering. We may request the escrow facilitator to disburse funds at a schedule determined by the Company and the Escrow Facilitator.

No guarantee of a return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to distribute cash to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering Materials.

Limited operating history

The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will be a key differentiator and allow it to capture market share, there can be no guarantee that it will succeed.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience
The Company depends on its key personnel's ability, skill, and experience. Some key personnel may be unable to perform their duties as anticipated, either through unforeseen health issues or premature death. In that case, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk
The Company operates in an industry that is extremely closely regulated, and it must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation, it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Legislative Risk
The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company. Numerous bills regulating the ownership of firearms have been proposed at the state and federal levels, and these bills propose a wide variety of restrictions including, for example, limiting the number of firearms that may be purchased in a specified time, increasing the age for ownership, imposing additional licensing or registration requirements, creating additional restrictions on certain, common firearm features, and levying new taxes on firearms and/or ammunition. Legislative changes of this type could adversely affect the Company's business.

Effects of Inflation and Rising Interest Rates
Factors entirely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results
As reflected in the Financial Projections, the projected results of the Company's financial position and business operations are based upon certain assumptions and estimates by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may be unable to generate sufficient cash flow from operations to make scheduled principal and interest payments on the security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds
Our success will depend upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the Company's best interest.

Additional capital may be required
Although the Company believes that the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the

Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise or a private placement of securities to accredited investors. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt, and our ability to pay our obligation to the security may be adversely affected.

Right to extend the Offering Deadline
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline is reached. You have the right to cancel your investment up to 48 hours before an Offering Deadline; however, if you choose not to cancel your investment, your investment will not be accruing interest during this time and will be held until the new offering deadline is reached. If at that time, the Company has not reached the Minimum Offering Amount, your investment will be returned to you without interest or deduction, or if the Company receives the Minimum Offering Amount, your investment will be released to the Company. Upon or shortly after releasing such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, the Company may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). After that, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 21 calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner may prevent you from being able to participate.

Business Interruptions
Our product offerings, operations, and business location are vulnerable to damage or interruptions from earthquakes, fires, floods, hurricanes, tornadoes, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations, and our insurance coverage may be insufficient to compensate the Company for losses that may occur.

Uncertainty in global economic conditions
Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs, which may negatively affect our projections. We cannot predict the timing, strength, or duration of our industry's economic slowdown or subsequent recovery. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations
The information contained in the Offering Materials is general and based on authorities subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors

or Investors of any changes in tax laws or other factors that could affect their investment in this security. The Offering Materials do not, and are not intended to, provide legal, tax, or accounting advice. Prospective investors and investors should consult their tax advisors concerning applying tax laws to their particular situations.

Unforeseen risks
In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before investing.

Officers and/or employees may invest in the Offering
The officers or employees of the Company may invest in the Offering. Such investment could cause the Offering to reach the Minimum Offering Amount without significant investment from outside investors. Additional investment by officers and employees in the Offering will dilute the Investors pro rata share of the revenue payments.

Termination of the Offering without Investment
The Subscription Agreement provides the Company the right to cancel the Offering for any reason before the Offering Deadline. Additionally, if the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

THE OFFERING

9. **What is the purpose of the offering?**

This Offering aims to raise funds that the Company will use as funding to expand its current operations and enhance its mission to expand firearms sales, training, and range operations as detailed in the business plan described above.

10. **How does the Issuer intend to use the proceeds of the offering?**

Use of Funds		
Description	**Minimum Offering Amount**	**Maximum Offering Amount** [1][2]
Total Proceeds	$20,000	$1,235,000
Less: Offering Expenses	(1,200)	(74,100)
Net Proceeds	$18,800	$1,160,900
Use of Net Proceeds		
Legal Expenses	14,102	32,534
Inventory	4,698	554,283
Infrastructure Expenses	-0-	96,517
Overhead	-0-	42,142
Working Capital	-0-	435,424
Total Use of Funds	$18,800	$1,160,900

(1) We will accept proceeds over the Minimum Offering Amount of $20,000. We will allocate oversubscriptions on a first-come, first-served basis. As described in the table above, we will use the oversubscribed amount up to $1,235,000.

(2) The above figures represent estimated costs only. This expected use of net proceeds from this Offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management may find it necessary or advisable to use net proceeds from this Offering for other purposes, and we will have broad discretion in applying the net proceeds from this Offering. Furthermore, we anticipate that we will need to secure additional funding to implement our business plan fully. Please see the "Risk Factors" section.

11. (a) Did the Issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the Offering Statement or (ii) under the authorization of Rule 206?

[ ] Yes [X] No

If so, provide copies of the materials used.

11. (b) How will the Issuer complete the transaction and deliver securities to the investors?

The following describes the process of investing in the Interests, including how the Company will complete an Investor's transaction and deliver securities to the Investor.

1. Eligible Investor Questionnaire - The Investor must complete and submit an electronic Eligible Investor Questionnaire as part of the process of establishing an account on the Intermediary's Funding Portal.
2. Subscription Agreement - The Investor will also execute a Subscription agreement with the Company using the Investor's electronic signature and submit it to the Company.
3. Acceptance of the Investment – If the Company accepts the investment, the Company will counter-sign the Subscription Agreement. The executed Subscription Agreement will then be delivered to the Investor via email.
4. Investor Transfer of Funds - Upon receiving confirmation that the Subscription Agreement has been accepted, the Investor will be responsible for transferring funds from an acceptable source to the Escrow Facilitator into an Escrow Account held by the Escrow Facilitator in accordance with the instructions provided by the Intermediary.

The Company has the right to refuse any subscription in its sole discretion for any reason, including the Company's belief that an Investor does not meet the applicable suitability requirements. The Company may make or cause to be made a further inquiry and obtain additional information as it deems appropriate regarding the suitability of Investors. The Company reserves the right to modify the suitability standards for prospective Investors to comply with any applicable state or local laws, rules, or regulations.

If the subscription is accepted, the Investors shall direct all payments to the Escrow Facilitator (the "Escrow Facilitator") to be deposited into the Escrow Account (the "Escrow Account"). The Subscription Agreement details all terms of the Escrow Account and process. Should any information in this document differ from the information contained in the Subscription Agreement, the Subscription Agreement will govern. All funds received from Investors will be held in an Escrow Account established by the Escrow Facilitator until the Minimum Offering Amount has been reached.

If the sum of the investment commitments from all Investors does not equal or exceed the Minimum Offering Amount at the time of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned.

If the Minimum Offering Amount is reached, and funds have been received by the Escrow Facilitator and deposited into the Escrow Account according to the terms of the Escrow Agreement and provided that there have been no material changes that would require an extension of the Offering and recommitment of the investment, then, and only then, can the Escrow Facilitator begin an Initial Closing consisting of a transfer of Investor funds (net of the escrow fee to be paid to the Escrow Facilitator), from the Escrow Account to a deposit account maintained by the Company.

The Escrow Facilitator shall release Offering proceeds, less Escrow Facilitator's fee, to the Company only if:

- the aggregate funds deposited into the Escrow Account from all Investors is equal to or greater than the Minimum Offering Amount;
- the Minimum Offering Amount has been deposited into the Escrow Account by the Offering Deadline;
- this Form C and the information of this Offering have been posted and publicly available on the Funding Portal for at least 21 days;
- the Company chooses to close the Offering earlier than the Offering Deadline to reach the Minimum Offering Amount; and,
- the Company has notified the Investor of the new deadline for the Offering at least 5 business days prior to the new deadline, and Investor does not cancel his or her investment commitment at least 48 hours before the new deadline (as described in Question 12 below.)

The Escrow Facilitator shall return Investor's funds to the Investor if:

- the Minimum Offering Amount has not been reached by the Offering Deadline;
- before the Minimum Offering Amount is reached, Investor gives notice to the Company that it is canceling its commitment to invest in the Offering and is requesting a return of its funds; or,
- the Company terminates the Offering for any reason before the Minimum Offering Amount is reached by the Offering Deadline.

If there is a material change to the terms of the Offering or the information provided to the Investor about the Offering or the Company, the Investor will be provided notice of the change and must reconfirm the investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, the Investor will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount the Investor must receive. If a material change occurs within five business days of the Offering Deadline, the Offering will be extended to allow for a period of five business days for the Investor to reconfirm.

12. How can an issuer cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours before the deadline identified in these Offering Materials.

The Intermediary will notify investors when the Minimum Offering Amount has been met.

If the Company reaches the Minimum Offering Amount before the Offering Deadline, the Company may close the Offering early if it provides notice about the new offering deadline at least five business days before such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If there is a material change to the terms of the Offering or to the information provided by the Company in connection with the Offering, the Intermediary will send a notice to each Investor of such material change and inform the Investor that the investment commitment will be canceled unless the Investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be canceled automatically, and the Intermediary will send to each Investor, within five business days after the initial notice of the material change, a notification that the investment commitment was canceled and direct the refund of the investment.

If the Company fails to reach the Minimum Offering Amount by the Offering Deadline, each Investor's investment commitment will be canceled automatically, and the Intermediary will direct a refund of each canceled investment commitment to the Investor within five business days.
If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Investor will receive securities in exchange for his or her investment.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

The Offering is being made through Folla Capital, LLC, the Intermediary.

The Company is seeking to raise a Minimum Offering Amount of **$20,000** and a Maximum Offering Amount of **$1,235,000** from potential Investors through the offer and sale of the securities. The securities being offered are Patriot Revenue Share Interests, as defined in the Subscription Agreement in the Company. The Patriot Revenue Share Interests will be issued in **$100** increments with a minimum investment amount of $500. The revenue share rate is **10% of gross revenue,** with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year and July 31 for the period ending June 30 of the current year and continuing until the Investor has received **1.7 times** their investment amount. The start date will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Facilitator. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the

Company, will be **March 31, 2025.** The Subscription Agreement details all terms of the Offering, and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Subscription Agreement.

Subscription Agreements are not binding on the Company until it accepts them. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

The price of the securities was determined arbitrarily.

14. <u>Do the securities offered have voting rights?</u> [ ] Yes [X] No

15. <u>Are there any limitations on any voting or other rights identified above?</u> [ ] Yes [X] No

If yes, explain:

16. <u>How may the terms of the securities offered be modified?</u>

The terms of the securities offered may not be modified, altered, or amended.


<u>Restrictions on Transfer of the Securities Being Offered</u>


Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 USC 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 USC 77d(a)(6)) unless such securities are transferred:

   (1) to or Company;
   (2) to an "accredited investor";
   (3) as part of an offering registered with the SEC; or
   (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock (list each class in order of preference):				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Common Stock:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Debt Securities:				
None			[ ] Yes [X] No	[ ] Yes [X] No Specify:
Other:				
Shares	100	100	[X] Yes [] No	[X] Yes [ ] No Specify: Any rights as described in the By-Laws

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None
Other Rights:	None

18. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The securities being offered represent debt of the Company and have no voting rights; therefore, they are not materially limited, diluted, or qualified by the rights of any other class of security identified above.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the Issuer? [X] Yes [] No

If yes, explain: The Company has issued 100 voting shares to its four founding members.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The securities being offered represent debt of the Company. The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

21. How are the securities being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

The securities are valued at the face value of the Patriot Revenue Share Interests.

22. What are the risks to purchasers of the securities relating to minority ownership in the Issuer?

The securities being offered represent debt of the Company. The investors do not own shares in the Company. Therefore, there are no risks to purchasers of the securities relating to minority ownership in the Company.

23. What are the risks to purchasers associated with corporate actions, including:
- **additional issuances of securities,**
- **issuer repurchase of securities,**
- **a sale of the Issuer or of the Issuer's assets or transactions with related parties?**

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, at its sole discretion, at any time before the payment in full of the Patriot Revenue Share Interests, buy out the Company's obligations to the Investor under the Subscription Agreement and terminate the Subscription Agreement by paying the Investor an amount equal to all outstanding revenue share payments.

Upon a Change of Control at any time before the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor before or simultaneously with the closing of such Change of Control.

24. Describe the material terms of any indebtedness of the Issuer.

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None				

25. What other exempt offerings have the Issuer conducted within the past three years?

Date of offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
None				

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year or any currently proposed transaction where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1) any director or officer of the Issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
    (4) any immediate family member of any of the foregoing persons.

[ ] Yes [X] No

If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history? [] Yes [X] No

28. Describe the financial condition of the Issuer, including to the extent material, liquidity, capital resources, and historical results of operations.

All American Gunslingers, Inc. is a Corporation organized on April 27,2023, under the laws of Florida, and was formed to establish a gun store and firing range facility.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Aggregate offering Amount (defined below):	Financial Information Required	Financial Statement Requirements:
(a) $124,000 or less	[] The following information or their equivalent line items as reported on the federal income tax return filed by the Issuer for	Financial statements must be certified by the principal executive officer of the Issuer as set forth below.

	the most recently completed year (if any): • Total income • Taxable income; and • Total tax; certified by the principal executive officer of the Issuer to reflect accurately the information reported on the Issuer's federal income tax returns; and ☐Financial statements of the Issuer and its predecessors, if any	If financial statements are available that have either been reviewed or audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review report and need not include the information reported on the federal income tax returns or the certification of the principal officer.
(b) More than $124,000, but not more than $618,000	[ ]Financial statements of the Issuer and its predecessors, if any	Financial statements must be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit or review and need not include the reviewed financial statements.
(c) More than $618,000	[X]Financial statements of the Issuer and its predecessors, if any	If the Issuer **has** previously sold securities in reliance on Regulation Crowdfunding: • Financial statements must be **audited** by a public accountant that is independent of the Issuer and must include a signed audit report. If the Issuer **has not** previously sold securities in reliance on Regulation Crowdfunding and its offering is more than $618,000 but not more than $1,235,000: • Financial statements must

		be **reviewed** by a public accountant that is independent of the Issuer and must include a signed review report. If financial statements of the Issuer are available that have been audited by a public accountant that is independent of the Issuer, the Issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Financial information can be found in the exhibits to this Form C.

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within ten years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this Offering Statement, of any felony or misdemeanor:
  (i)   in connection with the purchase or sale of any security? [ ] Yes [X] No
  (ii)   involving the making of any false filing with the commission? [ ] Yes [X] No
  (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          [ ] Yes [X] No

If Yes to any of the above, explain:

(2) Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, at the time of filing of this Offering Statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
  (i)   In connection with the purchase or sale of any security? [ ] Yes [X] No
  (ii)   Involving the making of any false filing with the commission? [ ] Yes [X] No
  (iii)   arising out of the conduct of business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal, or paid solicitor of purchasers of securities?
          [ ] Yes [X] No

If Yes to any of the above, explain:

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U. S. Commodity Futures Trading Commission; or the National Credit Union Association that:
    (i)   At the time of filing of this Offering Statement bars the person from:
          (A) association with an entity regulated by such commission, authority, agency, or officer? [ ] Yes [X] No
          (B) engaging in the business of securities, insurance, or banking? [ ] Yes [X] No
          (C) engaging in savings association or credit union activities? [ ] Yes [X] No
    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement? [ ] Yes [X] No

If Yes to any of the above, explain:

(4) Is any such person subject to an order of the commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203€ or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement, which:
    (i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor, or funding portal? [ ] Yes [X] No
    (ii)   places limitations on the activities, functions, or operations of such person? [ ] Yes [X] No
    (iii)   bars such persons from being associated with any entity or from participating in the offering of any penny stock? [ ] Yes [X] No

If Yes to any of the above, please explain:

(5) Is any such person subject to any order of the commission entered within five years before the filing of this Offering Statement that, at the time of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    (i)   A scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act, and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [ ] Yes [X] No
    (ii)   Section 5 of the Securities Act? [ ] Yes [X] No

If Yes to any of the above, explain:

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member, a registered national securities exchange, or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [ ] Yes [X] No

If Yes to any of the above, explain:

(7) Has any person filed (as a registrant or Issuer), or was any such person or was any such person named as an underwriter in any registration statement or Regulation A Offering Statement filed with commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [ ] Yes [X] No

If Yes to any of the above, explain:

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of this Offering Statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [ ] Yes [X] No

If Yes to any of the above, explain:

If you answered "Yes" to any of these questions and the conviction, order, judgment, decree, suspension, expulsion, or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   (1) any other material information presented to investors; and
   (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

All information presented to investors can be found at https://www.follacapital.com

COMMUNICATIONS AND ONGOING REPORTING

Electronic Format

The Company shall provide the Offering Materials, notices, and all other information to a prospective Investor or Investors in electronic format. All information or communication affecting a prospective Investor's or Investor's rights, except a rescission offer, shall be provided in electronic format. Prospective Investors or Investors may opt out of electronic notices by contacting the Company and requesting a paper format. All additional communications or inquiries relating to the Offering Materials or to a possible investment in the Company that cannot be made via the means described above should be made through the Company at its principal office address.

Offering Discussion

The Company will provide a communication channel that facilitates the public sharing of information related to the terms of the offering through a communication channel that leverages the "wisdom of the crowd." The Company will be available to answer questions that a prospective Investor or Investors may have and furnish additional information by posting questions and answers on the Intermdiary's Funding Portal. The communication channel will be located on the Funding Portal. The Company will make available to all prospective Investors or Investors, upon request, copies of any material agreements and other documents relating to the Company. Prospective Investors and Investors will have the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company or its Funding Portal shall establish guidelines for communication using the communications channel and has the right to remove abusive or potentially fraudulent communications. The Company shall identify itself in all communications, including its name, title, and affiliation with the Company. The Company will also provide prospective Investors and Investors an opportunity to meet with representatives of the Company to obtain other additional information.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website.

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.) must file the Form no later than 120 days after the Company's fiscal year-end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the Company shall provide financial statements certified by the principal executive officer of the Company to be true and complete in all material respects. If, however, the Company has available financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided, and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash, and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

The Company must continue to comply with the ongoing reporting requirements until:
(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed, since its most recent sale of securities according to this part, at least one annual report according to this section and has fewer than 300 holders of record;
(3) The Company has filed, since its most recent sale of securities according to this part, the annual reports required according to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The Company liquidates or dissolves its business under state law.

TAXES

Investors should consider the potential federal, state, and local tax consequences of an investment in this security. You may be subject to tax on your share of the taxable income and losses of the Company, whether you have sold or otherwise disposed of your investment or received any dividends or other distributions from the Company.

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company does not guarantee the accuracy or completeness of the preceding information that describes taxes and is not responsible for any errors, omissions, or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security.

THE OFFERING MATERIALS DO NOT, AND ARE NOT INTENDED TO, PROVIDE LEGAL, TAX, OR ACCOUNTING ADVICE, AND PROSPECTIVE INVESTORS AND INVESTORS SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF TAX LAWS TO THEIR PARTICULAR SITUATIONS.

ADDITIONAL DISCLOSURES

Investor Requirements

Before selling a security to an Investor, the Company shall require the Investor to provide the Company with:

- a signed, dated Subscription Agreement which shall identify the Investor and contain the following certifications:

  ☐ "By checking this box, I, the Investor, acknowledge that I have reviewed the Company's Form C and Offering Materials, as well as the educational materials provided on the Funding Portal, understood the risks that come with investing in issuing companies on the Funding Portal, and acknowledge that my entire investment may be lost, and I will be financially and psychologically fine if it is. I understand that the decision whether to consult a professional advisor regarding my investment is my decision and that the Funding Portal does not offer any investment advice or suggestions."

  ☐ "By checking this box, I, the Investor, acknowledge that I understand I can cancel my investment commitment up to 48 hours before the Offering Deadline. If I have made a commitment within this 48-hour window, I cannot cancel my investment."

  ☐ "By checking this box, I, the investor, acknowledge that the securities are subject to transfer restrictions and that I have reviewed and understood these transfer restrictions as provided in the Funding Portal's educational materials."

☐ "By checking this box, I, the investor, acknowledge that I have provided truthful and accurate representations of the documents and information requested by the Funding Portal."

Offering Materials not All-Inclusive: The Offering Materials have been prepared to attempt to provide all prospective Investors with all material information needed for prospective Investors to make an informed decision on whether they choose to make an investment in the Company; however, the Offering Materials do not purport to contain all information that a prospective Investor may desire when conducting its own due diligence. Prospective Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the security. Before making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. No information or any statements made in the Offering Materials is intended or should be construed as investment, tax, or legal advice.

Forward-Looking Statements: Prospective investors should read the discussion and analysis of the Company's financial condition and results of operations together with the financial statements, related notes, and other financial information included elsewhere in this Offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective Investors should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the discussion and analysis.

Subscription Agreement Fully Sets Forth all Terms, Conditions, and Restrictions: All terms, conditions, and restrictions of the securities offered are fully set forth in the Subscription Agreement. Prospective Investors should not invest unless they have completely and thoroughly reviewed the provisions of the Subscription Agreement. If any of the terms, conditions, or other provisions of the Subscription Agreement, either written or oral, are inconsistent with or contrary to the information provided in the Offering Materials, then the Subscription Agreement will control.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Joseph Bitz
(Signature)
Joseph Bitz
(Name)

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq,), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Bitz
(Signature)
Joseph Bitz
(Name)
COO
(Title)

I, Joseph Bitz, certify that:

(1) the financial statements of All American Gunslingers, Inc. included in this Form C are accurate and complete in all material respects; and

(2) the tax return information of All American Gunslingers, Inc. included in the Form accurately reflects the information reported on the tax return for All American Gunslingers, Inc. filed for the prior two fiscal years.

/s/Joseph Bitz
Signature]

Owner
[Title]

Exhibit 1 Financial Statements

[Remainder of this page intentionally left blank]



Krause, Shelledy, & Co., CPAs
CERTIFIED PUBLIC ACCOUNTANTS

5509 GRAND BLVD, STE. 304 | NEW PORT RICHEY, FL 34652
MAILING: PO BOX 1454 | NEW PORT RICHEY, FL 34656
PH: (727) 862-3503 | FAX: (727) 493-3990

Board of Directors
All American Gunslingers, Inc.
New Port Richey, Florida

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of All American Gunslingers, Inc., which comprise the Balance Sheet – Tax Basis as of December 31, 2023, and the related Income Statement – Tax Basis, Statement of Cash Flows – Tax Basis for the year then ended, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

Krause, Shelledy, & Co., CPAs

CERTIFIED PUBLIC ACCOUNTANTS



5509 GRAND BLVD, STE. 304 | NEW PORT RICHEY, FL 34652
MAILING: PO BOX 1454 | NEW PORT RICHEY, FL 34656
PH: (727) 862-3503 | FAX: (727) 493-3990

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). Our conclusion is not modified with respect to this matter.

Katherine M. Shelledy, CPA
Krause, Shelledy and Co., CPAs
March 31, 2024

All American Gunslingers, Inc.

New Port Richey, Florida

Reviewed Financial Statements

December 31, 2023

ALL AMERICAN GUNSLINGERS, INC.
New Port Richey, Florida

BALANCE SHEET – TAX BASIS
For the year ended December 31, 2023

(Read Report of Independent Certified Public Accountants)

ASSETS

Current Assets

Cash	$ 9,950.25
Prepaid Expenses	13,621.94
Total Current Assets	23,572.19

Fixed Assets

Machinery and Equipment	11,952.67
Less Accumulated Depreciation	(142.00)
Total Fixed Assets	11,810.67

Other Assets

Start-up Costs	11,823.75
Less Accumulated Amortization	(197.00)
Total Other Assets	11,626.75
Total Assets	$ 47,009.61

LIABILITIES AND EQUITY

Current Liabilities

Accounts Payable – Credit Cards	$ 15,808.92
Total Liabilities	15,808.92

Equity

Total Common Stock	100.00
Paid in Capital	59,561.77
Retained Earnings	(28,461.08)
Total Equity	31,200.69
Total Liabilities and Equity	$ 47,009.61

The accompanying notes are an integral part of the financial statements

ALL AMERICAN GUNSLINGERS, INC.
New Port Richey, Florida

INCOME STATEMENT – TAX BASIS
For the year ended December 31, 2023

(Read Report of Independent Certified Public Accountants)

	2023
Operating Revenue	
Sales and Services	$ 0.00
Total Operating Revenue	0.00
Operating Expenses	
Advertising	$ 1,870.80
Amortization Expense	197.00
Auto Gas	218.09
Bank Charges	141.56
Commissions and Fees	302.49
Depreciation Expense	142.00
Dues and Subscriptions	64.90
Insurance	7,489.61
Office Expense	37.60
Postage	162.50
Rent or Lease	14,257.16
Repair and Maintenance	602.17
Travel	1,408.38
Travel Meals	1,566.82
Total Operating Expenses	**28,461.08**
Income From Operations	**(28,461.08)**
Net Income/(Loss)	**$ (28,461.08)**

The accompanying notes are an integral part of the financial statements

ALL AMERICAN GUNSLINGERS, INC.
New Port Richey, Florida

STATEMENT OF CASH FLOWS – TAX BASIS
For the year ended December 31, 2023

(Read Report of Independent Certified Public Accountants)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income/(loss)	**$ (28,461.08)**
Depreciation and amortization expense	339.00
Decrease/(increase) in accounts receivable	0.00
Decrease/(increase) in prepaid expenses	(13,621.94)
Increase/(decrease) in accounts payable	15,808.92
Increase/(decrease) in other current liabilities	0.00
Net Cash provided by (used in) operating activities	**$ (25,935.10)**

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in fixed assets	(11,952.67)
Investment in intangible assets	(11,823.75)
Net cash provided by (used in) investing activities	**$ (23,776.42)**

CASH FLOWS FROM FINANCING ACTIVITIES

Increase in common stock	100.00
Increase in paid in capital	59,561.77
Net cash provided by (used in) financing activities	**$ 59,661.77**

Net increase/(decrease) in cash	9,950.25
Cash, Beginning of the Year	0.00
Cash, End of the Year	**$ 9,950.25**

The accompanying notes are an integral part of the financial statements

NOTE 1: DESCRIPTION OF THE COMPANY

All American Gunslingers, Inc. (Company) is a for-profit company located in Pasco County at 4321 US Hwy 19, New Port Richey, Florida. The Company will be operating a storefront at this location that consists of four revenue-generating areas:

Gun Range
The Company will offer a shooting range where customers will pay fees to use the range, purchase targets and ammunition, and rent firearms to use on the range. Additionally, the Company plans to offer memberships for sale.

Retail Floor
The Company will offer retail sales of firearms, ammunition, and accessories.

Gunsmithing Department
The Company will offer repair services and used firearm sales.

Classroom Instruction
The Company will offer various paid training programs to customers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared following the basis of accounting the Company uses for income tax purposes. The primary divergence from accounting principles generally accepted in the United States of America (GAAP) is with MACRS asset depreciation and amortization of the start-up costs rather than expensing as incurred.

Concentration of Credit Risk
The Company places its cash with creditworthy, high-quality financial institutions.

Property and Equipment
Equipment is recorded at cost or, in the event of contributed property, at fair market value on the contribution date. Equipment is depreciated using MACRS over the estimated useful lives of each asset – equipment, 7 years. The Company is capitalizing all asset purchases and not electing the IRS de minimis safe harbor treatment of fixed assets less than $2,500.

Income Tax Status
The Company is recognized as an S Corporation with an effective S Corporation election as of April 27, 2023. The 2023 income tax return has been prepared, and Management is not aware of any activities that would jeopardize the Company's S Corporation status. Furthermore, a shareholder stock basis has been provided to all shareholders.

Subsequent Events
Management has evaluated subsequent events through March 31, 2024, when the financial statements were available to be issued.

Estimates

The preparation of the financial statements in conformity with the basis of accounting the Company uses for income tax purposes may require Management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE 3: RELATED PARTIES

Management is not aware of any reportable related-party relationships.

NOTE 4: LEASE COMMITMENTS

The Company is currently under a 5-year lease commitment for the 8,816-square-foot building space. The lease does contain an extension option. Rent expense incurred for the facility in 2023 was for the month of December in the amount of $11,931.91. Additionally, the Company provided a deposit of $13,621.94, which is equivalent to the last month's rent. This deposit is identified as a Prepaid Expense on the 2023 tax-basis balance sheet.

NOTE 5: INVENTORY

As of December 31, 2023, the Company does not have any inventory.

NOTE 6: PROPERTY AND EQUIPMENT

Property and equipment consist of the following equipment:

Gunsmithing tools	$ 10,332.30
3D printer	1,620.37
Total Property and Equipment	11,952.67
Less: accumulated Depreciation	(142.00)
Fixed Assets, Net	$ 11,810.67

NOTE 7: FAIR VALUE MEASUREMENTS

Professional standards establish a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under professional standards are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization can access.

Level 2
Inputs to the valuation methodology include:

1. Quoted prices for similar assets or liabilities in active markets.

2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the asset or liability.
4. Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the level 2 input must be observable for substantially the entire term of the asset.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable input and minimize the use of unobservable inputs.

EXHIBIT 2 SUBSCRIPTION AGREEMENT

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